[Bryan Cave LLP Letterhead]

October 24, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Tom Kluck
Duc Dang
Howard Efron
Kevin Woody

Re:	GreenHaven Coal Index Fund
Registration Statement on Form S-1
Filed June 22, 2012
File No. 333-182301 -- RESPONSE TO COMMENT LETTER NO. 2

Ladies and Gentlemen:

On behalf of GreenHaven Coal Index Fund (the “Fund”) and GreenHaven Coal Services, LLC (the “Sponsor”), we set forth below the Fund’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated September 14, 2012, from Mr. Tom Kluck, Legal Branch Chief (the “Comment Letter”), with respect to the Fund’s Registration Statement on Form S-1, File No. 333-182301, filed on June 22, 2012 and the Fund’s first amendment to Form S-1 filed on August 23, 2012 (collectively, the “Form S-1”).

On the date hereof, the Fund is filing a pre-effective second amendment to Form S-1 (“Amendment No. 2”) incorporating the revisions described herein.  For your convenience, each response follows the sequentially numbered comment copied from the Comment Letter.

General

1.	We note your response to comment 5 of our letter dated July 19, 2012. Please identify the entity providing the approval of the third party vendors and explain how the advisor quotes are obtained.

Response:   The Fund revised the disclosure under “Prospectus Summary – The Offering – Net Asset Value” on page 3 of the Amendment No. 2 as follows:

“The NAV equals the market value of the Fund’s total assets less total liabilities calculated in accordance with GAAP.  Under the Fund’s current operational procedures, the Administrator calculates the NAV once each NYSE Arca trading day. The Administrator uses the CME settlement price (typically determined after 5:00 p.m. New York time) for the contracts held on the CME. Other Coal-Related Interests are valued by the Administrator using rates and points received from ~~approved~~ third party vendors (such as Reuters and Bloomberg)~~and advisor quotes~~. The NAV for a particular trading day is released after 5:00 p.m. New York time and will be posted at www.greenhavenfunds.com.  The Sponsor anticipates that the NYSE Arca will disseminate the indicative fund value on a per Share basis every 15 seconds during regular NYSE Arca trading hours.”

Securities and Exchange Commission
October 24, 2012

The Fund made similar revisions to the disclosure under “Creation and Redemption of Shares – Creation Procedures – Determination of Required Payment” on page 47 of the Amendment No. 2 and “Creation and Redemption of Shares – Redemption Procedures – Determination of Redemption Proceeds” on page 48 of the Amendment No. 2.

Prospectus cover page

2.	Please disclose on the cover page that the fund expects to be classified as a partnership and investors may receive a schedule K-1.

Response:     The Fund included the following disclosure on the cover page of the Amendment No. 2:

“The Fund will be treated as a partnership for Federal income tax purposes.  Each investor in the Fund will receive a Schedule K-1 that reports such investor’s allocable portion of partnership tax items. The Sponsor anticipates making this form available to investors on or before April 15 each year following the taxable year to which it relates.”

3.	Please revise to disclose when the offering will end. Please refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:   The Fund included the following disclosure on the cover page of the Amendment No. 2:

“The offering of Shares will terminate on the third anniversary of the registration statement of which this Prospectus is a part unless prior thereto a new registration statement is filed.”

4.	Please confirm that you will identify the Initial Purchaser on your cover page at effectiveness.

Response:   The Fund will include the requested information in the Form S-1 prior to effectiveness.

The Coal Market, page 19

5.	Please disclose whether the futures market for coal has recently been in contango or backwardization.

Response:    The Fund included the requested disclosure on page 21 of the Amendment No. 2 under “The Coal Market – Coal Markets.”

The Fund, page 22

6.
We note your response to comment 7 on page 17. Please clarify if there are any limitations, other than market or regulatory limitations, to your ability to invest in assets that are not futures contracts. For instance, are you able to increase investments in OTC derivatives in order to minimize transaction costs?

Response:    The Fund revised the disclosure under “Use of Proceeds – Investments in Coal Interests” on page 17 of the Amendment No. 2 as follows:

“To a lesser extent, to comply with regulatory requirements or in view of market conditions, the Fund may purchase Other Coal-Related Investments. Market conditions that could cause the Fund to invest in Other Coal-Related Investments include those allowing the Fund to obtain greater liquidity or to execute transactions with more favorable pricing. The Fund may be limited in its ability to invest in Other Coal-Related Investments due to the lack of a liquid market or present or future regulatory constraints applicable to the Fund.  While there are no other known material constraints on the Fund’s ability to invest in Other Coal-Related Investments, the Sponsor anticipates investing primarily in exchange-traded Coal Futures as described above; and only investing in Other Coal-Related Investments when market or regulatory limitations make investing in Coal Futures impracticable or impossible.”

Securities and Exchange Commission
October 24, 2012

Fees Payable to Service Providers, page 26

7.
We note your response to comment 11, repeating the disclosure that was already in your risk factor on page 11. This disclosure does not appear to address the cumulative effect, if any, fees may have on your ability to track the referenced index. If you believe that the impact of fees is completely mitigated by the interests you would earn on treasuries held, please revise to explain such belief.

Response:   The Fund the disclosure under “Charges – Fees and Expenses – Accrual” on page 27 of the Amendment No. 2 as follows:

“Although the Fund will likely realize interest income from its holdings in U.S. Treasuries, the Sponsor anticipates that such income will not offset the fees and expenses payable to the Fund’s third-party service providers.  Accordingly, the Sponsor expects that the payment of such fees and expenses will, over time, negatively impact the Fund’s ability to track the Index.   If the Fund enters into new contractual relationships or renews existing relationships with its service providers, it may incur higher fees and expenses and need to change the accruals of its Sponsor Fee, brokerage fees and expenses, or introduce new fees or expenses. Any such change in accruals or additional fees or expenses could increase the Fund’s tracking error relative to the Index and make an investment in the Shares less profitable.  At this time, the Sponsor does not anticipate taking any actions to mitigate any such tracking error other than through the negotiation of fees payable to its service providers.”

Plan of Distribution, page 70

8.	We note that the Marketing Agent will assist in selling the securities. Please discuss whether the Marketing Agent is an underwriter.

Response:   The term “underwriter” is defined under Section 2(a)(11) of the Securities Act of 1933 as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.”

ALPS Distributors, Inc. (“ADI”) under its services agreement with the Fund, is not required nor will it in its ordinary course of business be expected to purchase shares of the Fund on behalf of itself or the Fund.  ADI’s primary contractual duties are to (i) assist with the review of marketing related legal documents and contracts, (ii) consult with the Fund’s marketing staff on development of FINRA compliant marketing campaigns, (iii) review and file applicable marketing materials with FINRA that do not otherwise qualify as free-writing prospectus materials, (iv) register and oversee supervisory activities of FINRA licensed registered representatives, (v) maintain & store applicable books and records related to the services provide under the services agreement, (vi) provide general information on in- and out-bound calls to investment professionals highlighting the unique attributes of the Fund, (vii) deliver product education presentations upon request (viii) assist in the legal review and execution of authorized participant agreements between the Sponsor and Authorized Participants  who are issued creation Baskets or redemption Baskets, and (ix) facilitate the transmission of an Authorized Participant’s orders for Baskets with the Fund’s transfer agent.

Securities and Exchange Commission
October 24, 2012

No commissions or transaction-related fees will be earned or paid for selling Baskets. Further, ADI will not engage in any solicitation of investors, nor will it negotiate subscription orders with investors. ADI will not make a market in the Shares, nor will it handle investor funds or securities. ADI is merely a provider of administrative services to the Fund. As such, ADI will not be an underwriter of the Shares.

Thank you for your consideration of our responses to your comments.  We would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

Terrence A. Childers

cc:	Mr. Cooper Anderson, GreenHaven Coal Services, LLC
Mr. Tom Fernandes, GreenHaven Coal Services, LLC

Mrs. Kathleen Moriarty, Katten Muchin Rosenman LLP
Mr. Peter Shea, Katten Muchin Rosenman LLP

Mr. Eliot Robinson, Bryan Cave LLP